SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2014. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of the press release entitled “NTT Communications and PLDT to Provide Data Center Services in Philippines.”

Exhibit 1

November 12, 2015

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

We submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “NTT Communications and PLDT to Provide Data Center Services in Philippines.”

This shall also serve as our disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/FLORENTINO D. MABASA, JR.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

November 12, 2015

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

We submit herewith two (2) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “NTT Communications and PLDT to Provide Data Center Services in Philippines.”

Very truly yours,

/s/FLORENTINO D. MABASA, JR.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	H	I	L	I	P	P	I	N	E		L	O	N	G		D	I	S	T	A	N	C	E
			T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y

Principal Office (No./Street/Barangay/City/Town/Province)

	R	A	M	O	N	C	O	J	U	A	N	G	C	O		B	U	I	L	D	I	N	G
-
M	A	K	A	T	I	A	V	E	N	U	E		M	A	K	A	T	I		C	I	T	Y

Form Type				Department requiring the report				Secondary License
								Type, If Applicable
1	7	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

816-8553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,844 As of October 31, 2015	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	816-8553

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	November 12, 2015

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 9 (Other Events)

Attached hereto is a Press Release entitled “NTT Communications and PLDT to Provide Data Center Services in Philippines.”

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/FLORENTINO D. MABAS	A, JR.

FLORENTINO D. MABASA, Assistant Corporate Se	JR. cretary

November 12, 2015

pressrelease

NTT Communications and PLDT to Provide Data Center Services in Philippines

– New partnership model will expand global footprint of NexcenterTM data centers –

Tokyo, Japan / Makati, Philippines, 12 November 2015 — NTT Communications Corporation (NTT Com), the ICT solutions and international communications business within the NTT Group of Japan, one of the world’s largest telecommunications services providers, and Philippine Long Distance Telephone Company (PLDT) (PSE:TEL, NYSE: PHI), the Philippines’ leading telecommunication and digital services provider, agreed on a collaboration partnership on November 5 to provide Nexcenter™ solutions in the Philippines and promote cross-selling.

Under the agreement, Philippine corporations with international operations will be able to use NTT Com’s globally standardized high-quality Nexcenter™ services at some 140 locations in 84 cities of 19 countries, in addition to NTT Com’s Arcstar Universal One private-network service, which is already available in the Philippines and which is largely used by the BPO industry in the Philippines.

PLDT, supported by NTT Com, expects to gain Nexcenter™ accreditation for its two existing main data centers [Vitro and IPC] and in order to begin providing Nexcenter™ services by January 2016. In addition, PLDT will incorporate Nexcenter™ standards in a new data center now under construction, which also will be launched as a new Nexcenter™ facility. These additions will strengthen Nexcenter™ as No. 1 data center brand in the Asian region.

Also, NTT Com will use this new partnership model to further expand the Nexcenter™ footprint to other regions where high demand for data center services exists among companies looking to expand and enhance their businesses.

“With this partnership, PLDT will fortify its lead in the enterprise space as it elevates its enterprise data center and ICT service offerings to the next level and as we leverage on the world-class expertise and extensive global infrastructure of NTT Communications,” said PLDT President and CEO Napoleon Nazareno.

“We are confident that this partnership will help bolster the country’s economic development and we look forward to giving our local enterprises a much needed world-class ICT boost, as they pursue their respective initiatives to expand locally and/or, overseas,” he said.

NTT Com’s Nexcenter TM data centers offers world-class services backed by quality, flexibility, and cost-efficiency.

Going forward, NTT Com will further enhance its global seamless ICT solutions as it continues to expand its data-center business worldwide.

NTT Com’s data centers provide seamless global ICT platform, with colocation, hosting, network and security services, as well as high-quality facilities, industry-leading SLAs, universally consistent operations and multilingual support. NTT Com supports customers by providing high-quality, disaster-resistant, and ecological data centers that meet business continuity and corporate social responsibility requirements.

The NTT Group of Japan holds a 20% stake in PLDT. The NTT Group continues to work closely with PLDT to enhance the PLDT Group’s technical expertise and further develop its network infrastructure and digital services.

XXX

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including the leading global tier-1 IP network, the Arcstar Universal One™ VPN network reaching 196 countries/regions, and 140 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

Contact person:

Ramon R. Isberto
PLDT Spokesperson
Tel. No.: +63 2 5113101
Fax No.: +63 2 5113100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa, Jr. Title : First Vice President and Assistant Corporate Secretary

Date: November 12, 2015